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Exhibit (a)(2)(A)

THE GENLYTE GROUP INCORPORATED
10350 Ormsby Park Place, Suite 601
Louisville, Kentucky 40223

November 30, 2007

Dear Stockholder:

        I am pleased to inform you that on November 25, 2007, The Genlyte Group Incorporated ("Genlyte") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Philips USA Holding Inc. ("Philips") and Golf Merger Sub, Inc., a wholly owned subsidiary of Philips ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is today commencing a tender offer to purchase all of the outstanding shares of Genlyte common stock, par value $0.01 per share, including, if any, the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 13, 1999, between Genlyte and The Bank of New York, at a price of $95.50 per share in cash net to the seller, without interest and subject to any applicable withholding of taxes. As set forth in the Offer to Purchase dated November 30, 2007 (the "Offer to Purchase"), the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 2, 2008, unless it is extended. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions contained in the Merger Agreement), Purchaser will be merged into Genlyte, and all shares of Genlyte common stock not purchased in the tender offer (other than shares held by Philips and its subsidiaries and affiliates and Genlyte and its subsidiaries and shares held by Genlyte stockholders who have perfected appraisal rights under Delaware law) will be converted into the right to receive the same cash price per share paid in the tender offer.

        Genlyte's Board of Directors has unanimously approved the Merger Agreement and determined that the offer and the merger contemplated thereby are advisable, fair to and in the best interests of Genlyte and its stockholders and recommends that you accept the offer and tender your shares pursuant to the offer.

        Enclosed with this letter is a Schedule 14D-9 containing the recommendation of Genlyte's Board of Directors and explaining the reasons behind its recommendation, as well as the background to the transaction and other important information.

        Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Genlyte common stock. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

        The management and Board of Directors of Genlyte encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,
Larry K. Powers Chairman, President & CEO

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  Exhibit (a)(2)(A)
THE GENLYTE GROUP INCORPORATED 10350 Ormsby Park Place, Suite 601 Louisville, Kentucky 40223